UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2003

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]         Form 40-F [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]         No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES
Barclays plc announces proposed acquisition of Banco zaragozano

Signatures
Barclays PLC announces proposed acquisition of Banco Zaragozano

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: May 8, 2003	By: /s/ Simon Pordage

Simon Pordage Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: May 8, 2003	By: /s/ Simon Pordage

Simon Pordage Assistant Secretary

News Release / Stock Exchange Announcement

8th May 2003

Barclays plc announces proposed acquisition of Banco zaragozano

Barclays PLC (“Barclays”) announces that Barclays Bank SA (“Barclays Spain”), a subsidiary of Barclays, has made an agreed offer to acquire the entire issued share capital of Banco Zaragozano (“Zaragozano”) for €12.7 per share in cash, representing a total consideration of €1,143 million (£803m). The members of the Board of Zaragozano have voted in favour of the transaction and have committed to sell their shares to Barclays. Shareholders, including Board members, owning 54% of the ordinary share capital of Zaragozano have given irrevocable commitments to accept the offer.

The offer is subject to approval from the Bank of Spain and CNMV (the Spanish Securities Market Commission) and is expected to complete in July 2003. Completion of the transaction is conditional on 75.01% of Zaragozano shareholders accepting the offer. Barclays will finance the transaction out of existing cash resources.

This transaction advances one of Barclays strategic priorities, which is to deepen its retail and commercial banking presence in selected European markets. Spain, where Barclays already has a substantial and successful business, is one of the most dynamic economies in Europe. It is forecast to have the highest GDP growth rate in the euro-zone this year. The market for financial services in Spain is expected to continue to show significant growth.

The combination of the banking operations of Barclays Spain and Zaragozano will bring together two complementary businesses, creating a nationwide distribution platform, trebling the existing Barclays branch network and trebling its existing customer base. It will offer customers an enhanced product range together with improved and extended access to banking services. The merger of the two businesses will create the 6th largest private sector banking group in Spain by assets. The transaction builds on Barclays success in Spain and establishes the basis for further growth opportunities in the Spanish marketplace.

Jacobo González-Robatto, CEO of Barclays Spain, said: “Spain is one of the fastest growing economies in Europe. It is also one where Barclays has a successful track record of innovation and profitability. The acquisition of Banco Zaragozano builds on our existing business creating the sixth largest private sector banking group in Spain. It provides a platform for us to intensify and strengthen our competitive position in the Spanish banking market, to the advantage of our customers, employees and shareholders.

“Our intention is to create a new force in banking distinguished by outstanding quality of service and product innovation. We are buying this bank because we want to grow our business in Spain.”

Felipe Echevarría, Chairman and CEO of Banco Zaragozano, said: “This is a good deal for Banco Zaragozano shareholders with the price reflecting our extensive distribution network and customer base. It gives Banco Zaragozano customers access to Barclays sophisticated global products and provides broader career opportunities for our staff. By joining with a global player such as Barclays, Banco Zaragozano can go forward to play a bigger role in the exciting changes taking place within financial services in Spain.”

For the year ended 31st December 2002, the combined businesses total profit before tax would have been €126 million. On a combined basis (using 31st December 2002 numbers) the business has approximately:

•	526 branches;

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•	570,000 customers;

•	3,500 employees;

•	total assets of €16,326 million.

Total phased-in pre-tax synergies are expected to be approximately ¤100 million. Revenue synergies will come from cross selling, including credit cards, deposit and loan products, mutual funds, Openplan (Hipoteca Remunerada) and increased servicing of affluent customers. Cost synergies will come from the combination of central functions and operating platforms, from combined sourcing and from economies of scale created by an in-market merger.

The acquisition of Zaragozano is expected to be immediately cash earnings per share enhancing (before one-off restructuring charges) for Barclays and, under the stricter measure of economic profit, to be economic profit positive during year four (2007).

Advisors

Credit Suisse First Boston (Europe) Limited (“CSFB”) is acting as financial advisor to Barclays. Financial Managers, S.A. is acting as financial advisor to Zaragozano. CSFB and Cazenove & Co. are acting as corporate brokers to Barclays. Banco Bilbao Vizcaya Argentaria Bolsa S.V., S.A. is designated agent for the offer.

Invitation to a conference call

Barclays will host a conference call for investors and analysts at 9.30am UK time (10.30am Spanish time) on 8 th May 2003. A slide presentation, which will be referred to during the call, can be found on the website: www.investor.barclays.com. The dial in number is 00 44 20 7162 0195. Please ask for the Barclays call which is being chaired by John Varley.

- Ends -

For further information, please contact:

Barclays PLC

Investor Relations:

James Johnson 00 44 20 7699 4525

Sarah Sparke00 44 20 7699 2536

Media Relations:

Pam Horrell00 44 20 7699 2659

Barclays Bank SA

Media Relations:

Evelio Acevedo 00 34 91 336 13 18

Banco Zaragozano

Media Relations

Luis Sol00 34 976 763 075

Note to Editors

Background on Banco Zaragozano

Banco Zaragozano is Spain’s 11th largest private sector banking group by total assets as at 31 December 2002. Founded in 1910, Zaragozano has a nationwide distribution network comprising 361 branches located mainly in the outskirts of major cities, or in smaller provincial towns, with a particular regional strength in the Madrid, Aragon and Catalonia

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regions. Zaragozano had profit before tax in 2002 of €67 million. As at year end 2002, Zaragozano had total assets of €5,857 million, net customer loans of €4,680 million, assets managed for customers of €4,886 million, and shareholders’ equity of €364 million. It has a high quality loan portfolio with nearly 50% of lending in mortgages and a lower ratio of non-performing loans to total loans compared with the average for Spanish banks.

Background on Barclays Spain

Barclays Spain is Spain’s 10th largest private sector banking group based on total assets as at 31 December 2002. Barclays Spain is recognised for its strong brand and history of innovation. Its first representative office in Spain opened in 1974 and it now has a network comprising 165 branches focused on key Spanish cities. The majority of Barclays Spain’s branches are in urban City centres and coastal resorts. Barclays Spain is an acknowledged innovator, having in recent years launched the money market account, Unit Linked products, guaranteed funds linked to the IBEX 35 Index and a ‘remunerated mortgage’ (ie. Openplan or Hipoteca Remunerada). As a result of the Openplan launch, Barclays Spain’s market share of net new mortgage lending increased from 0.5% to around 5% within three months. Barclays Spain had profit before tax in 2002 of €59 million. Its compound annual growth rate in profit before tax over the last 4 years was 13%. As at year end 2002, Barclays Spain had total assets of €10,469 million, net customer loans of €7,913 million, and assets managed for customers €8,407 million.

Barclays also has a presence in Spain through Barclaycard International and through its investment banking division Barclays Capital, which in 2002 raised over €7.3 billion for its clients and was ranked first in debt financing in Spain for the second consecutive year.

Background on Barclays PLC

Barclays is one of the largest financial services group in the UK. It is a leading provider of services to multinational corporations and financial institutions in the world’s main financial centres, and has more than 20 million customers worldwide. Barclays has been operating for more than 300 years and employs over 74,000 people.

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays plans and its current goals and expectations relating to the offer described above. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Barclays control. As a result, actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements. Any forward-looking statements made by or on behalf of the Barclays speak only as of the date they are made. Barclays does not intend to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

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